UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      Orion Diversified Technologies, Inc.
                       -----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                       ----------------------------------
                         (Title of Class of Securities)

                                   686270 20 8
                          -----------------------------
                                 (CUSIP Number)

                                   Irwin Pearl
                                    President

                      Orion Diversified Technologies, Inc.
                            630 Shore Road, Suite 505
                           Long Beach, New York 11561
                                 (516) 431-1942
                         ------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 1, 2002
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 4 Pages



CUSIP No. 686270 20 8 13D
                                                               Page 2 of 4 Pages


 1   NAME OF REPORTING PERSON.

         Parthian Securities SA

     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Not Applicable

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) / /         (b) / x /

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*      WC


 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/_/

 6   CITIZENSHIP OR PLACE OF ORGANIZATION       Switzerland


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


 7   SOLE VOTING POWER: 1,000,000


 8   SHARED VOTING POWER: 0


 9   SOLE DISPOSITIVE POWER:1,000,000


 10  SHARED DISPOSITIVE POWER: 0


 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,000,000


 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   /_/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   26%


14   TYPE OF REPORTING PERSON*       CO


CUSIP No. 686270 20 8

                                                               Page 3 of 4 Pages

Item 1.   Security and Issuer

This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $0.01 par value ("Shares"), of Orion Diversified Technologies, Inc., a New Jersey corporation ("Orion"). Orion's principal executive office is located at 630 Shore Road, Suite 505, Long Beach, New York 11561.

Item 2.   Identity and Background

The name and principal business and office address of the person filing this Statement is Parthian Securities SA, a Swiss corporation with an office at 36,Boulevard Helvetique, CH-207, Geneva, Switzerland (the "Reporting Person"). The principal business of the Reporting Person is private investments.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Pursuant to a Subscription Agreement by and between the Reporting Person and Orion, dated August 1, 2002, the Reporting Person purchased 1,000,000 restricted (i.e., unregistered) shares of voting capital stock of Orion for $0.05 per share, for a total consideration paid of $50,000.

Item 4.   Purpose of Transaction

The Reporting Person acquired the Shares of Orion as described in this Statement for investment purposes.

Except as provided in this Statement, in any exhibit hereto, or in any amendment hereto, the Reporting Person does not currently have any plans or proposals which relate to or would result in (a) an acquisition by any person of additional securities of Orion or the disposition of securities of Orion, (b) an extraordinary corporate transaction involving or any of its subsidiaries, (d) any material change in the present capitalization or dividend policy of Orion,
(e) any other material change in Orion's business or corporate structure, (f) changes in Orion's charter, bylaws or corresponding instruments or other actions that may impede the acquisition or control of Orion by any person, (g) causing a class of securities of Orion to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (h) a class of equity securities of Orion becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (i) any action similar to the foregoing.

Item 5.   Interest in Securities of the Issuer

The Reporting Person beneficially owns an aggregate of 1,000,000 Shares, which represents approximately 26% of the Shares of Orion deemed to be issued and outstanding. The Reporting Person has the sole power to vote or to dispose of all of such Shares.

Except as disclosed on this Statement, there was no other transaction in the Shares that was effected during the past 60 days or since the most recent filing of Schedule 13D. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's Shares.




CUSIP No. 686270 20 8

                                                               Page 4 of 4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      The Reporting Person is not a party to any agreement involving the voting of the Shares.

Item 7.   Exhibits

          None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2002

Parthian Securities SA


 By: /s/G. Shahbazi
     -----------------
     G. Shahbazi, Chief Executive Officer